SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities and Exchange Act of 1934
(Amendment No. 3)

 Minnesota Municipal Term Trust
(MNA)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

604065102
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sullys Trail
Pittsford, New York 14534
(716) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

April 5, 2002
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 4 pages)
There are no exhibits.














ITEM 1	Security and Issuer
		Common Stock
		Minnesota Municipal Term Trust
		US Bancorp, Piper Jaffray
       800 Micollet Mall
		Mail St# J1012057
		Minneapolis, MN   55402-7020
ITEM 2	Identity and Background
		a) Karpus Management, Inc. d/b/a Karpus Investment Management
		(?KIM?)
		George W. Karpus, President, Director and Controlling Stockholder
		JoAnn VanDegriff, Vice President and Director
		Sophie Karpus, Director
		b) 183 Sullys Trail
		Pittsford, New York 14534
		c) Principal business and occupation - Investment Management for
		individuals, pension and profit sharing plans, corporations,
		endowments, trust and others, specializing in conservative asset
		management (i.e. fixed income investments).
		d) None of George W. Karpus, JoAnn VanDegriff, or Sophie Karpus
		(?the Principals?) or KIM has been convicted in the past five years of
		any criminal proceeding (excluding traffic violations).
		e) During the last five years none of the principals or KIM has been a party
		to a civil proceeding as a result of which any of them is subject to a
		judgment, decree or final order enjoining future violations of or
		prohibiting or mandating activities subject to, federal or state
		securities laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
		KIM, an independent investment advisor, has accumulated shares of MNA
		on behalf of accounts that are managed by KIM (?the Accounts?) under
		limited powers of attorney.  All funds that have been utilized in making
		such purchases are from such Accounts.
ITEM 4	Purpose of Transaction
		KIM has purchased Shares for investment purposes.  Being primarily a
		fixed income manager, with a specialty focus in the closed end fund
		sector, the profile of MNA fit the investment guidelines for various
		accounts.  Shares have been acquired since August 7, 2000.
ITEM 5 	Interest in Securities of the Issuer
a) As of the date of this Report, KIM owns 318,725 shares, which
		represents 5.56% of the outstanding Shares.   George W. Karpus,
		(President of KIM) presently owns 24,600 shares purchased on August
		7, 9, 14, and 15, 2000 at $10.125 per share (5000 shares), 24 and 29 		at
		$10.25 per share (5000 shares), September 7 at $10.1875 per share 		(10,000
		shares), July 11 and 12, 2001 at $10.31 per share (1000 shares), and
		July
		13 and 24 at $10.30 per share (3600 shares).  JoAnn Van Degriff 			(Vice
		President) currently owns 2000 shares purchased August 31, 2001 at
		$10.44 per share (200 shares), September 18, 19, and 21 at $10.31 		per
		share (600 shares), September 24 and 26 at $10.33 (200 shares), 			October
		23 at $10.40 (300 shares), October 24 and 25 at $10.34 (200 shares),
		December 10 at $10.33 (100 shares), 12 at $10.31 (200 shares) and 17 		at
		$10.30 (100 shares), and March 28, 2002 at $10.13 (100 shares).  None
		of the other principals presently owns shares.
		b) KIM has the sole power to dispose of and to vote all of such Shares
		under limited powers of attorney.
c)The first open market purchase occurred on August 7, 2000. Open
market purchases for the last 60 days for the Accounts.   There have been no
dispositions and no acquisitions, other than by such open market purchases, during such period unless indicated.
DATE
SHARES
PRICE PER

DATE
SHARES
PRICE PER


SHARE



SHARE
2/11/2002
4500
10.2

3/13/2002
4600
10.15




3/14/2002
3400
10.14




3/18/2002
6300
10.13




3/22/2002
1700
10.12




3/25/2002
400
10.13




3/26/2002
1200
10.13




3/28/2002
3400
10.13
       The Accounts have the right to receive all dividends from, any proceeds
		from the sale of the Shares.  KIM reserves the right to further accumulate
		or sell shares. None of the Accounts has an interest in shares constituting
		more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships with Respect
		to Securities of the Issuer.
		Except as described above, there are no contracts, arrangements,
		understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of
MNA securities.

ITEM 7	Materials to be Filed as Exhibits
	Not applicable.





Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete,
and correct.						Karpus Management, Inc.


April 5, 2002 			             	By_______________________
       Date						        Signature
						    George W. Karpus,  President
             Name/Title